

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 16, 2017

<u>Via E-mail</u>
Robert Landau
President and Chief Executive Officer
Pacific Gold & Royalty Corp.
848 N. Rainbow Blvd. #2987
Las Vegas, NV 89107

> **Re: Pacific Gold & Royalty Corp.**
> **Registration Statement on Form 10**
> **Filed November 7, 2017**
> **File No. 000-32629**

Dear Mr. Landau:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 30, 2017 letter.

Management's Discussion and Analysis, page 7

Liquidity and Capital Resources, page 7

1.   We note your response to prior comment 8. Please disclose the amount and significance of any royalties relating to Nevada Rae Gold that you reference in your revised disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact James Giugliano, Staff Accountant, at (202) 551-3319 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Andrew Hudders, Esq.